Exhibit 13.1

Ownify.

Problem Solution Opportunity FAQ Contact Us

Invest in the Revolutionary Future of Homeownership

Join us in giving first-time buyers an innovative, affordable path to homeownership that helps local communities flourish and builds wealth sustainably for the next generation. Invest today and become part of a socially conscious community of stakeholders who want to see their dollars grow while making a difference in the world around them.

Join Investor Waitlist

Join the Ownify

Why Invest

Real Estate Investing Reimagined

What if there was a streamlined, sophisticated way to invest in real estate without becoming a landlord or a property manager? What if it also changed people's lives for the better? Welcome to Ownify's revolutionary new model for investing in homeowners and their communities.

Turn renters into owners

Partner with us to help first-time buyers overcome traditional barriers like sky-high down payments to own their first home. Where mortgage lenders and corporate buyers have left first-time buyers behind, you can step in and help turn renters into owners.

Lower risk, higher returns

Invest a little or a lot, it's totally up to you. By owning a percentage of a single-family home, you benefit from the appreciation of the property value and collect your share of rental income along the way. All without the headaches that come with managing a property. With fractional ownership, the risk is spread out among multiple investors, reducing the overall risk of the investment.

Build stronger communities

Rising tides raise all ships. Owning a home instills a sense of pride, responsibility, and community involvement and correlates with safer neighborhoods and stronger schools. The ripple effect? A better quality of life for all.

Problem

The American dream is at risk of slipping away.

Home ownership is the single largest source of wealth for the average American. But sky-high down payment requirements, fluctuating mortgage rates, outdated lending practices, and competition from institutional buyers have edged out millions of would-be homeowners. Families today simply cannot afford to make the shift from renting to buying, preventing them from passing on wealth to future generations.

12%
Target return

Email address*

Join investor waitlist

Solution

Ownify puts homebuyers and investors on the same team.

Ownify offers first-time buyers a new path to ownership. Ownify connects first-time homebuyers to a network of socially conscious investors who want to see them succeed. Through fractional ownership, homebuyers and investors together reap the collective benefits of building equity, creating stability, and investing in the health of local communities for months and years to come.

Email address*

Join investor waitlist

Our Technology

A Sneak Peek at Our Platform

We’ve built an investment platform that allows you to easily browse investment opportunities, select the right ones for you, and manage them over time — all in partnership with the qualified homebuyers you’re supporting.

Create your account
Verify your phone number
Phone number
+1
Verify phone number
Already have an account? Sign in

al estate investing and

Flexible

Sign in with Apple, Google, or email and start browsing Ownify investment opportunities in a matter of seconds.

About Us

Flipping the Script

We met while working together in the real estate and mortgage industry, focused on the corporate bottom line. Frank was building mortgage-pricing software, Chris ran a mortgage lender, and Ben was buying hundreds of homes every month for a rent-to-own company. And every day, we saw up close how hard it is for first-time homebuyers to navigate a system stacked against them.

So we quit our jobs and started Ownify to help the next generation of homebuyers, while providing attractive investment opportunities for real estate investors.

Today, our team is composed of real estate professionals, software developers, capital markets, and mortgage industry veterans who believe that everyone deserves the chance to build wealth and stability through homeownership. We're committed to creating a future where the American Dream is finally accessible to all.

Email address*

Join investor waitlist

How It Works

Simple. Streamlined. Smart. Everything real estate investing should be.

Ownify works with qualified first-time homebuyers — we call them "Ownis" — to carefully select single-family homes for purchase. After we buy a home, we fractionalize each home into 10,000 shares or "bricks". Ownis buy 200 of the bricks on the day they move in. Ownify co-invests in the home by buying 800 bricks. We then offer the remaining 9,000 bricks as securities to investors under an SEC Reg A exemption. Over the next five years, Ownis live in the home and pay rent for the bricks they don't own while buying more bricks each month — up to 1,000 bricks over five years. Once an Owni has built up enough equity to qualify for a mortgage down payment, they have the option to buy out the investors — at market value of the home.

01

Explore homes

Browse Ownify's inventory of high-quality, pre-vetted properties.

02

Select your shares

You choose how much, how many, and where to put your dollars to work.

03

Invest

Review terms, ask questions, and sign on the dotted line and make your investment official.

04

Earn

Sit back, relax, and watch your investment grow.

Frequently Asked Questions

What is Ownify? −

How do you select homes for investment? +

How do investors make money? +

How does Ownify make money? +

How are taxes treated? +

Ownify

Fractional ownership. A revolutionary new way of owning your home.

Current area of operation: Raleigh Durham

info@ownify.com

Quick Links

- Problem
- Solution
- Opportunity
- FAQ
- Contact Us

Sign Up

Email address*

Join investor waitlist

AN AFFILIATE OF OWNIFY, INC. IS TESTING THE WATERS UNDER TIER 2 OF REGULATION A. NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT FILED BY THE COMPANY WITH THE SEC HAS BEEN QUALIFIED BY THE SEC. ANY SUCH OFFER MAY BE WITHDRAWN OR REVOKED, WITHOUT OBLIGATION OR COMMITMENT OF ANY KIND, AT ANY TIME BEFORE NOTICE OF ACCEPTANCE GIVEN AFTER THE DATE OF QUALIFICATION. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND.

Copyright © 2023 Ownify All Rights Reserved. Ownify and other trademarks, service marks, and designs are the registered or unregistered trademarks of Ownify , Inc. in the United States and other countries.

Frequently Asked Questions

What is Ownify?

Ownify is a fractional ownership platform that partners qualified first-time homebuyers with socially conscious to buy their home “brick by brick”. With Ownify, homebuyers and investors together reap the collective benefits of building equity, creating stability, and investing in the health of local communities for years to come.

For our Ownis, Ownify offers a low down payment of 2%, a powerful cash offer to compete against corporate buyers, no unforeseen costs and surprises, and evergreen equity in their home.

For our investors, Ownify offers fractional ownership in a single family home generating income and real estate returns, shared equity and shared purpose with the Owni, and positive community impact by helping first-time homebuyers. You can learn more about Ownify here.

What is fractional investing, and how does it work with Ownify?

Fractional investing is a method of shared ownership that allows multiple individuals or entities to pool their resources and acquire stakes in valuable assets, such as real estate. Each stakeholder owns a percentage, or “fraction,” of the property and shares in its benefits, such as potential appreciation, equity growth, and rental income. In our case, each home is owned by a Limited Liability Company (LLC) and the shares in that company are owned by the Owni (first-time homebuyer), investors, and Ownify. By owning a fraction of the property, investors can help make homeownership more affordable for the homebuyer by reducing the down payment requirements.

How do you select homes for investment?

Ownify has built a data-driven process that qualifies potential first-time buyers, identifies real-estate markets with strong fundamentals, and ultimately selects individual homes for investment. Our underwriting technology qualifies potential first-time buyers based on credit (minimum 680 credit score), cash flow, and affordability. Our home valuation model uses approximately 300 variables to predict current value as well as appreciation potential for each home. Lastly, we constantly evaluate each of the roughly 300 real estate markets in the US to identify attractive investment opportunities. Our goal is to create strong investor returns while presenting an affordable path to ownership for our Ownis.

How do investors make money?

Each property we present for investment on our platform is occupied by a well-qualified first-time homebuyer (Owni) who has entered a 5-year lease and equity share agreement with Ownify. The rental income each property generates (after repairs, maintenance, property management expenses, taxes, and insurance) creates dividend income for the investor. During the hold period for each property (generally expected to be 3-7 years), investors may also experience home price and equity appreciation.

How does Ownify make money?

Ownify charges a one-time sourcing fee to cover the cost of sourcing and underwriting each property. This fee is already included in the price for each brick and varies by property. We also charge a property management fee for management and maintenance, which is paid out of the income of each property. Ownify also co-invests in every property to ensure our incentives are aligned with our investors and Ownis. Please refer to the Offering Details for more details.

What is Regulation A, and how does it relate to Ownify’s investment offerings?

Regulation A is a section of the U.S. securities law that allows private companies to raise capital by selling shares to the public without the need for a full-fledged initial public offering (IPO). This exemption offers a more streamlined and cost-effective method for companies to raise funds and provides investment opportunities to a broader range of investors, including non-accredited investors. Ownify utilizes Regulation A to offer its fractional real estate investments, ensuring compliance with securities regulations while making the investment process more accessible to a wider audience.

What happens after I invest in a property through Ownify’s platform?

After you invest in a property through Ownify’s platform, you become a fractional owner of that property, along with the homebuyer and other investors. Your investment entitles you to a share of the property’s rental income as well as any potential appreciation and equity growth, proportional to your ownership stake. (It does not entitle you to occupy or visit the property). You will receive a quarterly dividend based on the net rental income of the property. You’ll also receive regular updates on the property’s performance and any changes affecting its value. Additionally, Ownify’s platform provides professional property management services, so you don’t have to worry about the day-to-day operations and maintenance.

How are taxes treated?

Investors are required to report investment income received from Ownify on their tax returns. We will provide tax documents for your investment by mid-February so that you can file your taxes.